SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2013		2012		2013		2012

Earnings
Pre-tax net income	$11,821		$5,226		$20,716		$15,554
Add:
Fixed charges	9,747		9,092		29,907		24,703
Earnings, as adjusted	$21,568		$14,318		$50,623		$40,257

Fixed charges
Interest expensed and capitalized	$9,067		$8,508		$28,024		$22,915
Amortized premiums, discounts and capitalized expenses related to indebtedness	672		577		1,860		1,766
Estimate of interest within rental expense	8		7		23		22
Fixed charges, as adjusted	9,747		9,092		29,907		24,703
Preferred stock dividends (1)	2,579		—		5,406		—
Combined fixed charges and preferred stock dividends	$12,326		$9,092		$35,313		$24,703

Ratio of earnings to combined fixed charges and preferred stock dividends	1.75	x	1.57	x	1.43	x	1.63	x

(1) The Company did not have any preferred stock outstanding for the three and nine months ended September 30, 2012.